March 4, 2005



Via US Mail and Facsimile

Dennis P. Gauger
Chief Financial Officer and Secretary
2640 W. California Avenue, Suite A
Salt Lake City, Utah 84104-4593

Re:	Groen Brothers Aviation, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
      Forms 10-Q for the quarter ended September 30, 2004 and December 31, 2004
	Commission file #: 000-18958

Dear Mr. Gauger:

We have reviewed your February 24, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Note 8.  Debt

1. We note that you are delinquent in making payments on other notes payable totaling $1,338,000 which is included in related party notes payable and long-term debt. Please supplementally tell us how much of this amount is included in long-term debt and whether the default makes the debt callable. If the debt is callable due to the default, please tell us the basis for classifying the amount as long-term debt.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-
1936 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Groen Brothers Aviation, Inc.
March 4, 2005
Page 1